Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

Lundin Mining to Release Year End Results Thursday February 25, 2010

Telephone Conference to be held on February 25 at 11:30 AM Eastern Standard Time (EST), 17:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

January 29, 2010 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the report for the Full Year and the Fourth Quarter 2009 will be published February 25, 2010. The report will be published at approximately 09:30 EST (15:30 CET, 06:30 PST) February 25, 2010.

The Company will hold a telephone conference with an interactive presentation at 11:30 AM EST (17:30 CET, 08:30 AM PST) February 25, 2010.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

PLEASE NOTE!! Confirmation Code to quote when dialing in: 5568041

Call-in number for the conference call (North America): +1 212 444 0481
Call-in number for the conference call (Europe): +46 (0)8 5051 3786

To take part in the interactive presentation, please log on using this direct link:

http://www.livemeeting.com/cc/premconfeurope/join?id=5568041&role=attend&pw=pw3316

Or visit the website www.euvisioncast.com and login using the following:

Meeting ID: 5568041
Meeting Password: pw3316

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com after 06:30 PST (15:30 CET) on February 25, 2010.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until March 4, 2010.

Replay number in Europe is: +46 (0)8 5051 3897
North America: +1 347 366 9565
To access the recording, please enter access code: 5568041#

For further information, please contact:

Sophia Shane, Investor Relations, North America: +1 604 689 7842
Robert Eriksson, Investor Relations, Europe: +46 70 111 26 15